April 1, 2010

Mr. Kevin J. Lynch
President and Chief Executive Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676

RE: Oritani Financial Corp.
 Form S-1
 Filed on March 5, 2010
 File Number 333-165226

Dear Mr. Lynch:

  We have conducted a review of the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that some of our comments directed to the (new)Oritani prospectus also apply to the proxy/prospectus being delivered to the current, public shareholders of (old)Oritani. Where this is the case, please also revise the proxy/prospectus.

2. Your references to (new)Oritani and (old)Oritani are sometimes confusing. Revise
    your document so that the reference to the various iterations of Oritani Financial
    Corp, Oritani Financial Corp., MHC and the post-conversion Oritani Financial Corp
    is clear from the context. Please revise your documents to make clear which
    company is named. This might be done by using "new" and "old," as we've done,
    "A" and "B," or in some other way. We also note that on the cover page of the
    proxy/prospectus for (old)Oritani's public shareholders, you begin using "Oritani" in
    the first paragraph without clarifying to whom you refer. Please revise as appropriate.

Prospectus for (new)Oritani

Selected Consolidated Financial and Other Data…, page 6

3. Please consider deleting this information, which duplicates that found beginning on
    page 35.

How We Determined the Offering Range…, page 10

4. Please summarize at this heading the comparison to recent offerings found on page
    IV.25-27 and Table 4.4 of the appraisal report.   In particular, please provide a
    summary of the tabular presentation of the after-offering performance of recent
    conversions, as disclosed in the appraisal.

Management's Discussion and Analysis, page 51

5. In a number of places throughout the registration statement, you discuss the growth in
    deposits that Oritani has enjoyed over the past two years. Revise your discussion to
    provide management's view of the impact that various short term initiatives,
    including the relaxation of the insured deposit limits, and the impact of U.S.
    economic and stock market conditions have had on your growth in deposits.
    Consider revision to your risk factors, including the last risk factor on page 27, based
    upon your response.

6. It appears that you have had significant increase in the number of loans that are more
    than 30 days delinquent and in the number of nonperforming assets. Expand your
    discussion to provide management's view of this increase in longer term delinquent
    loans and nonperforming assets, the potential impact of these loans on your financial
    condition and the likelihood that you will continue to see increases in your longer
    term delinquent loans and non performing assets.

Lending Activities, page 74

7.   Since single family and commercial real estate loans represent the two largest
        segments of your lending portfolio, please present the maturity schedule for these two
        loan classes separately from other first and second trust mortgages in your tabular
        presentation on page 76.

Proxy/Prospectus for (old)Oritani public shareholders

General Comments on this Filing

8.   Confirm our understanding that the financial statements will be included with the
        proxy prospectus sent to (old) Oritani shareholders.

Cover Page

9.   Revise the cover page to clarify that the shareholders of (old)Oritani, other than the
        MHC, must approve the conversion by a majority vote.

10.   Please clarify, if true, that shareholders of (old)Oritani do not have any subscription
        rights in the common stock offering, absent any status that they might have as
        depositors.

Summary, page 6

11.   Where appropriate, disclose the principal legal and operational reasons for the
        formation of (new)Oritani.

Vote by Oritani Financial Corp., MHC, page 7

12.   In the summary, in conjunction with this information, please revise to disclose the
        votes required to approve the conversion, including the separate vote of shareholders
        of (old) Oritani not held by the MHC.

The Exchange of Existing Shares…, page 13

13.   With respect to the table on pages 13 and 145, please tell us why you believe it is important for investors to be presented with "equivalent per share current market value" rather than equivalent, pro forma book value for their exchange shares.

Exhibits to Form S-1
Exhibit 8, Tax Opinion

14.   Please note that you will need to file a dated opinion, rather than a form of opinion, before the registration statement is declared effective.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact David Irving at 202-551-3321 or Hugh West, Accounting Branch Chief, at 202-551-3872. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX to: Marc P. Levy
FAX number 202-362-2902